May 21, 2019

VIA EDGAR AND FEDEX

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Kathleen Collins, Accounting Branch Chief, Office of Information Technologies and Services

Re:	Symantec Corporation
Form 10-K for the Fiscal Year Ended March 30, 2018
Filed October 26, 2018
File No. 000-17781

Ladies and Gentlemen:

This letter transmits a letter dated May 21, 2019 (the “Supplemental Letter”), which provides information that supplements the letter dated May 14, 2019, submitted by Symantec Corporation (the “Company”) in response to the comments of the staff of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated May 10, 2019, from the Division of Corporation Finance Office of Information Technologies and Services to Mr. Nicholas R. Noviello of the Company.

The Company is requesting confidential treatment of the Supplemental Letter provided as Attachment A to this letter (as detailed in the Company’s written confidential treatment request accompanying the Supplemental Letter, which has been submitted under separate cover), pursuant to Regulation 200.83 of the Commission (17 C.F.R. §200.83).

Please direct any comments or questions regarding this filing to me at 650-527-6610.

Very truly yours,

/s/ Nicholas R. Noviello
Nicholas R. Noviello
Executive Vice President and Chief Financial Officer
Symantec Corporation

cc:	V. Paul Unruh, Chair, Audit Committee of the Board of Directors
Richard S. Hill, Interim President and Chief Executive Officer
Scott C. Taylor, Executive Vice President, General Counsel and Secretary
Jana Barsten, Partner, KPMG LLP
William L. Hughes, Orrick, Herrington & Sutcliffe LLP

Exhibit: Attachment A (provided under separate cover)

Symantec Corporation 350 Ellis Street, Mountain View, CA 94043 Telephone (650) 527-8000 www.symantec.com